Exhibit 99.1

Country Style Cooking Special Committee Appoints

Independent Financial Advisor and Legal Counsel

CHONGQING, China, Sep. 21, 2015 /PRNewswire/ -- Country Style Cooking Restaurant Chain Co., Ltd. (NYSE:CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) has retained Duff & Phelps Securities, LLC and Duff & Phelps, LLC as its independent financial advisor and Kirkland & Ellis as its U.S. legal counsel in connection with its review and evaluation of the previously-announced non-binding proposal letter (the “Proposal”) that the Board received on August 14, 2015 from Ms. Hong Li, Co-Founder and Chairwoman of the Board, Mr. Xingqiang Zhang, Co-Founder, Chief Executive Officer and Director of the Company, and Sky Success Venture Holdings Limited (collectively, the “Buyer Group”), proposing to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group and its affiliates in a “going private” transaction (the “Transaction”).

The Company cautions its shareholders and others considering trading in the Company’s securities that the Special Committee is continuing its evaluation of the Transaction and that, at this time, neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by any person, that any agreement will be executed or that the Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Transaction or any other transaction, except as required under applicable law.

Safe Harbor Statement

All statements other than statements of historical fact contained in this press release are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Uncertainties and assumptions, and the forward-looking events and circumstances discussed in this press release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this press release, nor to conform these statements to actual results, future events, or changes in the Company’s expectations.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com